UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Bundles Cellular Connectivity with its Advanced Routers to Simplify IoT Deployment

Sierra Wireless’ AirLink® compatible Ready-to-Connect routers simplify operations for enterprises with pre-configured connectivity, device management and support

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 20, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the world’s leading IoT solutions provider, today announced the availability of its Ready-to-Connect function for its AirLink routers within the European markets, making it easy for customers to streamline business operations and manage and activate connectivity worldwide.

The Ready-to-Connect compatible AirLink routers offer simplified operations for commercial and business-critical applications, as well as optional seamless connectivity. They are pre-configured to provide Smart Connectivity for AirLink including device management and support, allowing faster and more successful deployment for enterprise applications. The new Ready-to-Connect capability delivers all of the key elements needed – an integrated SIM pre-configured to Sierra Wireless’ Smart Connectivity offer, a centralized cloud platform for both device and connectivity management, and simplified operations—in one integrated IoT bundle.

“Sierra brought the right set of technologies to the table: a robust router; a good management platform; and Smart Connectivity for AirLink which enabled us to access the best available cellular network regardless of what part of the world the store was located in,” said Bertrand Degien, Co-Founder and General Manager, Digitalli. “The combination of both hardware and connectivity made it easy for Digitalli to provide best-in-class digital signage solutions in stores where the internet was not available. Having a single platform to remotely activate and manage both the hardware and connectivity component makes our implementation significantly easier. Being able to manage the devices, cellular subscription and billing from a single platform is a huge efficiency gain, and means we can avoid the logistical nightmare of having to place multiple orders with different vendors.”

The new Ready-to-Connect capability is initially available on the LX40 and LX60 as well as the RV55 Cat4 routers, and provides the following benefits:

  Full security with a pre-installed electronic SIM reducing the risk of theft or misuse.
  A centralized cloud platform for both device and connectivity management.
  One point of contact for hardware and connectivity services with 24/7 technical support.
  Resilient and secure coverage with redundant routes to multiple networks to help eliminate local coverage gaps.
  Maximum uptime – 24/7 / 365 global network operations.
  Security and reduced operational costs due to having no manual SIM insertion, removal, replacement, or programming.
  Fast activation of devices which can happen in less than 10 minutes through AirLink Management Services (ALMS).

“Sierra Wireless’ Compatible Ready-to-Connect series of routers with their built-in security and Smart Connectivity for AirLink are fully-integrated both simplifying operations and reducing operating costs,” said Marc Overton, CSO and SVP of EMEA and APAC, Sierra Wireless. “Our secure and intelligent range of AirLink Ready-to-Connect devices allow both big and small businesses to easily set up wireless communications systems and ensure they always have the best connection available based on bandwidth, latency and signal strength from a single, trusted partner.”

The AirLink compatible Ready-to-Connect series of routers are currently available with full self-service onboarding capabilities in EMEA from Sierra Wireless’ network of partners, with availability launching in North America in the near future.

For more information, visit: http://www.sierrawireless.com/router-connectivity

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795; visit http://www.sierrawireless.com/sales or contact our preferred partners.

Note to editors:
To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirLink” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: April 20, 2021